Exhibit 99.99

UNDERWRITING AGREEMENT

June 13, 2013

Energy Fuels Inc.
2 Toronto Street, Suite 500
Toronto, Ontario M5C 2B6

Attention: Stephen P. Antony, President and Chief Executive Officer

Dear Sir:

Dundee Securities Ltd. (“Dundee”), Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation (together with Dundee, the “Underwriters”) hereby offer to purchase, severally and not jointly, from Energy Fuels Inc. (the “Corporation”) (with the right to substitute purchasers), and the Corporation agrees to issue and sell to the Underwriters, 35,715,000 units of the Corporation (the “Units”) at price of Cdn.$0.14 or US$0.135 per Unit (the “Offering Price”), subject to the Liability Reduction (as defined herein). Each Unit consists of one common share in the capital of the Corporation (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one additional Common Share (a “Warrant Share”) at a price of Cdn.$0.19 at any time prior to 5:00 p.m. (Toronto time) on the date that is 24 months following the Closing Date (as defined herein). The offering of the Units by the Corporation is hereinafter referred to as the “Offering”.

In addition, the Corporation hereby grants an option (the “Underwriters’ Option”) to the Underwriters entitling the Underwriters to acquire from the Corporation, on and subject to the terms contained herein, up to 11,665,791 additional Units (the “Optioned Units”) at the Offering Price. If and to the extent that Dundee shall have determined to exercise, on behalf of the Underwriters, the Underwriters’ Option, the Underwriters shall have the right to purchase, severally and not jointly, the Optioned Units from the Corporation on the same basis as the Units. If Dundee, on behalf of the Underwriters, elects to exercise such Underwriters’ Option, Dundee shall notify the Corporation in writing not later than 48 hours prior to the Time of Closing (as defined herein), which notice shall specify the number of Optioned Units to be purchased by the Underwriters at the Time of Closing. If any Optioned Units are purchased, each Underwriter agrees, severally and not jointly, to purchase the percentage of such Optioned Units (subject to such adjustments to eliminate fractional Units as Dundee may determine) equal to the percentage set out opposite the name of such Underwriter in Section 14 of this Agreement. Unless otherwise specifically referenced or unless the context otherwise requires, all references to “Units” herein shall include the Optioned Units.

It is understood that the sale of the Units to the Purchasers (as defined herein) will take place only (i) in each of the provinces and territories of Canada (the “Offering Jurisdictions”); (ii) in the United States in transactions that are exempt from registration under the U.S. Securities Act (as defined herein) and applicable state securities laws; and (iii) in jurisdictions other than Canada and the United States as may be agreed to by the Corporation, acting reasonably, provided that the Corporation is not required to file a prospectus, registration statement or other disclosure document or become subject to continuing obligations in such other jurisdictions, in each case in accordance with the provisions of this Agreement (as defined herein).

Interpretation

Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

“Agreement” means the agreement resulting from the acceptance hereof by the Corporation;

“AIF” means the annual information form of the Corporation for its fiscal year ended September 30, 2012, dated December 30, 2012;

“Applicable Securities Laws” means, collectively, the applicable securities laws of the Offering Jurisdictions, the regulations, rules, rulings and orders made thereunder, the applicable published policy statements issued by the Securities Commissions (as defined herein) thereunder and the securities legislation and published policies of each other jurisdiction (including, without limitation, the United States) the securities laws of which are applicable to the sale of the Units on the terms and conditions set out in this Agreement;

“Arizona Strip Mines” means the Corporation’s interest in and to the three developed and partially developed mines, which for greater certainty include the Arizona 1, Canyon and Pinenut mines located on the Arizona/Utah state line, as more fully described in the Arizona Strip Mines Report;

“Arizona Strip Mines Report” means the technical report dated June 27, 2012 entitled “Technical Report on the Arizona Strip Uranium Property, Arizona, U.S.A” prepared by Thomas C. Pool and David A. Ross of Roscoe Postle Associates Inc. in respect of the Arizona Strip Mines;

“Business Day” means any day except Saturday, Sunday or a statutory holiday in Toronto, Ontario;

“Claims” has the meaning ascribed thereto in Section 12;

“Closing” means the completion of the issue and sale by the Corporation of the Units and, if applicable, the Optioned Units, pursuant to this Agreement and the Subscription Agreements;

“Closing Date” means the date of the Closing, namely June 13, 2013, or such other date as the Underwriters and the Corporation may agree;

“Colorado Plateau Mines” means the Corporation’s interest in and to the uranium and vanadium mines located on the border of Utah and Colorado, which for greater certainty include, the La Sal, Van 4, Sunday and East Canyon (Rim) zones, as more particularly described in the management information circular of the Corporation dated May 28, 2012 in respect of the special meeting of shareholders held on June 25, 2012;

“Common Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Compensation Option Certificates” means the form of certificates to be issued by the Corporation to evidence the Compensation Options;

“Compensation Options” has the meaning ascribed thereto in subsection 2(c);

“Compensation Securities” has the meaning attributed thereto in Section 3;

“Compensation Share” has the meaning ascribed thereto in subsection 2(c);

“Continuing Underwriters” has the meaning ascribed thereto in Section 14;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Daneros Mine” means the Corporation’s interest in and to the uranium mine located in the White Canyon district of southeastern Utah, as more fully described in the Daneros Mine Report;

“Daneros Mine Report” means the technical report dated July 18, 2012 entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A.” prepared by Douglas C. Peters of Peters Geosciences, Golden, Colorado in respect of the Daneros Mine;

“Disclosure Documents” means, collectively, all of the documentation which has been filed by or on behalf of the Corporation since September 30, 2010 with the relevant securities regulatory authorities pursuant to the requirements of Applicable Securities Laws;

“Dundee” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Energy Queen Mine” means the Corporation’s interest in and to the mine project located approximately three miles west of the town of LaSal, Utah, consisting of a core property of 702 acres of land in sections 6 and 7, T29S, R24E, SLPM, in San Juan County, Utah, as more fully described in the Energy Queen Mine Report;

“Energy Queen Mine Report” means the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Property, San Juan County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in respect of the Energy Queen Mine;

“Environmental Laws” has the meaning ascribed thereto in subsection 4(nn);

“Environmental Permits” has the meaning ascribed thereto in subsection 4(pp);

“Exchange” means the Toronto Stock Exchange;

“Exchange Letter” means the letter dated June 12, 2013 from the Exchange conditionally accepting the Offering;

“Financial Statements” has the meaning ascribed thereto in subsection 4(j);

“Gross Proceeds” means the gross proceeds raised from the sale of the Units;

“Hazardous Substances” has the meaning ascribed thereto in subsection 4(nn);

“Henry Mountains Complex” means the Corporation’s interest in and to the uranium complex in southern Utah, which, for greater certainty, includes the Bullfrog property and the Tony M. property, as more fully described in the Henry Mountains Complex Report;

“Henry Mountains Complex Report” means the technical report dated June 27, 2012 entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A” prepared by William E. Roscoe, Douglas H. Underhill and Thomas C. Pool of Roscoe Postle Associates Inc. in respect of the Henry Mountains Complex;

“IFRS” has the meaning ascribed thereto in subsection 4(j);

“Indemnified Party” has the meaning ascribed thereto in Section 12;

“Indemnitor” has the meaning ascribed thereto in Section 12;

“knowledge” means, as it pertains to the Corporation, the actual knowledge of the executive officers of the Corporation in office as at the date of this Agreement, together with the knowledge which they would have had if they had conducted a diligent inquiry into the relevant subject matter, but without the requirement to make any inquiries of governmental authorities or to perform any search of any public registry office or system;

“Letter Agreement” has the meaning ascribed thereto in Section 12;

“Liability Reduction” means the ability of the Underwriters, in their sole and absolute discretion, to reduce the size of the Offering by an amount which does not exceed the amount by which the aggregate Offering Price subscribed for by Partially Excluded Purchasers is less than $1,500,000;

“Losses” has the meaning ascribed thereto in Section 12;

“material adverse change” or “material adverse effect” means any change or effect on the Corporation and the Subsidiaries or their respective businesses that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Corporation and the Subsidiaries and their respective businesses, taken as a whole, after giving effect to this Agreement and the transactions contemplated hereby or that is or is reasonably likely to be materially adverse to the completion of the transactions contemplated by this Agreement;

“Material Agreement” means any material mortgage (or other form of material indebtedness), note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or a Subsidiary is a party or by which the Corporation, a Subsidiary or a material portion of the assets of the Corporation is bound;

“material fact” means a material fact for the purposes of the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Corporation’s securities;

“Material Properties” means, collectively, the Whirlwind Mine, Energy Queen Mine, Sage Plain Project, Piñon Ridge Mill Site, Sheep Mountain Project, White Mesa Mill, Colorado Plateau Mines, Henry Mountains Complex, Arizona Strip Mines and the Daneros Mine;

“Material Subsidiaries” means the subsidiaries of the Corporation listed in Part 1 of Schedule “B”;

“MD&A” means the management’s discussion and analysis of the Corporation for the three and six month periods ended March 31, 2013;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws or any of them or where undefined under the Applicable Securities Laws of a jurisdiction means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

“OFAC” has the meaning ascribed thereto in subsection 4(bbb);

“Offering” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Offering Jurisdictions” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Optioned Units” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Partially Excluded Purchasers” means those Purchasers introduced to the Underwriters by the Corporation, whose subscriptions for Units shall not exceed an aggregate Offering Price of $2,014,958.72;

“Permits” has the meaning ascribed thereto in subsection 4(uu);

“person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Piñon Ridge Mill Site” means the Corporation’s interest in and to the 880 acre site located approximately 12 miles west of Naturita, Colorado in the Paradox Valley of western Montrose County, Colorado, on which the Corporation intends to build the Piñon Ridge uranium mill;

“Private Placement Exemption” means the “accredited investor” exemption under section 2.3 of NI 45-106;

“Project Rights” has the meaning ascribed thereto in subsection 4(uu);

“Purchasers” means, collectively, those persons who are purchasing the Units as contemplated herein, including Substituted Purchasers and/or the Underwriters;

“Refusing Underwriter” has the meaning ascribed thereto in Section 14;

“Regulation D” means Regulation D adopted by the U.S. Securities Exchange Commission under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the U.S. Securities Exchange Commission under the U.S. Securities Act;

“Relevant Proportions” has the meaning ascribed thereto in Section 14;

“Rights Plan” means the shareholder rights agreement dated February 2, 2009 made between the Corporation and CIBC Mellon Trust Company as rights agent, which agreement was renewed by the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation held on January 20, 2012;

“Sage Plain Project” means the Corporation’s interest in and to the mineral property located in San Juan County, Utah and San Miguel County, Colorado and is comprised of three private mineral leases, four Utah State leases and 94 unpatented mining claims covering approximately 5,635 acres, as more fully described in the Sage Plain Project Report;

“Sage Plain Project Report” means the technical report dated December 16, 2011 entitled “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx-Royal JV) Sage Plain Project (including the Calliham Mine and Sage Mine), San Juan County, Utah and San Miguel County, Colorado”, prepared by Douglas C. Peters of Peters Geosciences, Golden, Colorado in respect of the Sage Plain Project;

“Securities Commissions” means the applicable securities regulatory authorities in the Offering Jurisdictions;

“Sheep Mountain Project” means the Corporation’s interest in and to the mineral property located in Fremont County, Colorado and comprised of: (a) 179 unpatented mining claims in land managed by the U.S. Bureau of Land Management covering approximately 3,205 acres; (b) a state of Wyoming lease covering approximately 640 acres; and (c) approximately 630 acres of private land held in fee or under leases or surface agreements, as more fully described in the Sheep Mountain Project Report;

“Sheep Mountain Project Report means the technical report dated April 13, 2012 entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA – Updated Preliminary Feasibility Study – National Instrument 43-101 Technical Report” prepared by Douglas L. Beahm, of BRS Engineering in respect of the Sheep Mountain Project;

“Subscription Agreements” means, collectively, the subscription agreements in the forms agreed to between the Corporation and the Underwriters to be entered into between the Substituted Purchasers and the Corporation in respect of the Offering, as amended or supplemented;

“Subsidiaries” means the subsidiaries of the Corporation listed in Parts 1 and 2 of Schedule “B”;

“Substituted Purchasers” has the meaning ascribed thereto in Section 1;

“Taxes” has the meaning ascribed thereto in subsection 4(l);

“Technical Reports” means collectively, the Whirlwind Mine Report, the Energy Queen Mine Report, the Sage Plain Report, the Sheep Mountain Report, the Henry Mountains Complex Report, the Arizona Strip Mines Report and the Daneros Mine Report;

“Time of Closing” means 11:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

“Title Opinions” means opinions with respect to title to, and the interest of, the Corporation and/or the Subsidiaries in, the Material Properties issued on July 24, 2012 in connection with the offering of unsecured subordinated debentures of the Corporation for aggregate gross proceeds of $22,000,000;

“Transfer Agent” means the registrar and transfer agent of the Corporation, namely Canadian Stock Transfer Company Inc.;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriters’ Option” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Underwriting Fee” has the meaning ascribed thereto in subsection 2(a);

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“United States Purchaser” means a purchaser who is in the United States or purchasing for the account or benefit of a person in the United States or a U.S. Person;

“Units” has the meaning ascribed thereto in the first paragraph of this Agreement;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Indenture” means the warrant indenture between CIBC Mellon Trust Company and the Corporation dated June 13, 2013 in connection with the registration and issuance of the Warrants;

“Warrant Shares” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Warrants” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Whirlwind Mine” means the Corporation’s interest in and to the mine project located in the Beaver Mesa District of the Uravan Mineral Belt, approximately four miles southwest of Gateway, Colorado and consisting of 216 unpatented claims, covering approximately 4,380 acres, and Utah State Mineral Lease number ML-49312 for a total of approximately 4,700 acres, as more fully described in the Whirlwind Mine Report;

“Whirlwind Mine Report” means the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, prepared by Douglas C. Peters of Peters Geosciences, Golden, Colorado in respect of the Whirlwind Mine; and

“White Mesa Mill” means the Corporation’s interest in and to the White Mesa mill, a 2,000-ton per day uranium and vanadium processing facility located near Blanding, Utah.

The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement. Unless otherwise expressly provided, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

If any provision of this Agreement shall be adjudged by a competent authority to be invalid or for any reason unenforceable, such invalidity or unenforceability shall not affect the validity, enforceability or operation of any other provision herein.

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – United States Offers and Sales
Schedule “B” – Subsidiaries
Schedule “C” – List of Convertible Securities

1.	Nature of Transaction

(a)

The Corporation understands that although the offer to purchase the Units is being made by the Underwriters as Purchaser, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the “Substituted Purchasers”) for the Units in the Offering Jurisdictions, subject to acceptance by the Corporation, acting reasonably, of the Subscription Agreements. The Underwriters acknowledge that, subject to the Liability Reduction and the conditions contained in Section 6 being satisfied and subject to the rights of the Underwriters contained in Section 7, the Underwriters are obligated to purchase or cause to be purchased all of the Units and that such obligation is not subject to the Underwriters being able to arrange for Substituted Purchasers.

(b)

Each Purchaser resident in Canada shall purchase the Units under the Private Placement Exemption. The Underwriters will notify the Corporation with respect to the identity of any Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements of the applicable Offering Jurisdictions relating to the sale of the Units. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation and to pay all filing fees in connection with the purchase and sale of the Units so that the distribution of such securities may lawfully occur without the necessity of filing a prospectus or an offering memorandum in Canada or comparable document elsewhere. The Underwriters undertake to use commercially reasonable efforts to cause Purchasers to complete any forms required by Applicable Securities Laws if so required.

(c)

Any offer and sale of Units in the United States or for the account or benefit of any person in the United States or a U.S. Person shall be made pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws and in accordance with the terms and conditions set out in Schedule “A” to this Agreement, which schedule is incorporated by reference and forms part of this Agreement. The Corporation and the Underwriters shall, and the Underwriters shall cause their respective U.S. broker-dealer affiliate through which sales of Units in the United States or for the account or benefit of a person in the United States or a U.S. Person are to be effected to, comply with the terms and conditions set out therein.

(d)

The Corporation understands and agrees that the Underwriters may arrange for Purchasers of the Units in jurisdictions other than Canada and the United States, on a private placement basis and pursuant to Rule 903 of Regulation S, provided that the sale of such Units does not contravene the Applicable Securities Laws of the jurisdiction where the Purchaser is resident and provided that such sale does not trigger (i) any obligation to prepare and file a prospectus, registration statement or similar disclosure document, or (ii) any registration, filing or other obligation on the part of the Corporation including, but not limited, to any continuing obligation in that jurisdiction.

(e)

If physical certificates representing the Common Shares forming part of the Units and the certificates representing the Warrants are issued and delivered to Purchasers at Closing, such certificates shall contain such restrictive legends as are set forth in the Subscription Agreements as applicable to (i) Purchasers resident in Canada or outside the United States; and (ii) United States Purchasers, respectively.

2.	Underwriters’ Compensation

(a)

In consideration for the performance of its obligations hereunder, the Corporation shall, subject to the provisions of this Agreement, pay to the Underwriters an aggregate fee (the “Underwriting Fee”) equal to 6% of the Gross Proceeds (it being acknowledged and agreed that the Underwriting Fee shall be reduced to 2% with respect to the sale of Units to any Partially Excluded Purchasers).

(b)

The Underwriters may retain one or more registered securities brokers or investment dealers to act as selling agent in connection with the sale of the Units but the compensation payable to such selling agent shall be the sole responsibility of the Underwriters, and only as permitted by and in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in this Agreement and the Underwriters will require each such selling agent to so agree.

(c)

In addition to the Underwriting Fee, as additional consideration for the performance of its obligations hereunder, the Corporation shall issue to the Underwriters (in such name or names as the Underwriters may direct in writing, provided that no such issue will be made in the United States or to or for the benefit or account of U.S. Persons) at the Time of Closing, compensation options (the “Compensation Options”) entitling the Underwriters to purchase, in the aggregate, that number of Common Shares (the “Compensation Shares”) as is equal to 6% of the aggregate number of Units sold hereunder (it being acknowledged and agreed that no Compensation Options shall be issued to the Underwriters with respect to the sale of Units to the Partially Excluded Purchasers). Each Compensation Option shall be exercisable for one Compensation Share at any time that is within 24 months from the Closing Date at a price of $0.18 per Compensation Share.

3.	Covenants and Certification of the Underwriters

The Underwriters covenant, severally and not jointly, with the Corporation that they will:

(a)	conduct activities in connection with arranging for Purchasers of the Units in compliance with the Applicable Securities Laws;

(b)	not deliver to any prospective Purchaser any document or material which constitutes an offering memorandum under Applicable Securities Laws;

(c)

not solicit offers to purchase or sell the Units so as to require registration thereof or filing of a prospectus with respect thereto or continuing obligations on the part of the Corporation under the laws of any jurisdiction including, without limitation, the United States or any state thereof, and not solicit offers to purchase or sell the Units in any jurisdiction outside of Canada where the solicitation or sale of the Units would result in any statutory ongoing disclosure requirements in such jurisdiction or any registration requirements in such jurisdiction on the part of the Corporation except for the filing of a notice or report of the solicitation or sale;

(d)

obtain from each Substituted Purchaser an executed Subscription Agreement in the form agreed to by the Corporation and the Underwriters relating to the transactions herein contemplated, together with all documentation as may be necessary in connection with subscriptions for the Units;

(e)

refrain from any form of general advertising or any form of general solicitation in connection with the Offering in (A) printed media of general and regular circulation or any similar medium, (B) radio, (C) television, or (D) electronic media or conduct any seminar or meeting concerning the offer and sale of the Units whose attendees have been invited by any form of general solicitation or general advertising, and not make use of any green sheet or other internal marketing document without the written consent of the Corporation, such consent to be promptly considered and not to be unreasonably withheld or delayed; and

(f)

comply with, and ensure that they and their selling agents and their respective directors, officers, employees and affiliates comply with all Applicable Securities Laws and the terms and conditions set forth in this Agreement.

Each of the Underwriters hereby certifies that it is an “accredited investor” as defined under NI 45-106 by virtue of being a company registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer (other than a limited market dealer) and is acquiring the Compensation Options as principal for its own account and not for the benefit of any other person.

The Underwriters acknowledge that the Compensation Options and the Compensation Shares (collectively, the “Compensation Securities”) have not been and will not be registered under the U.S. Securities Act, and the Compensation Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. Person (as such term is defined under Regulation S) or person in the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act. In connection with the issuance of the Compensation Securities, as the case may be, each of the Underwriters represents and warrants that it is not a U.S. Person and this Agreement was executed and delivered outside the United States.

4.	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Underwriters (on their own behalf and on behalf of each of the Purchasers) that as at the date hereof:

(a)

the Corporation has been duly incorporated and is validly existing under the laws of its governing jurisdiction, has all requisite power and authority and is duly qualified to carry on its business as now conducted and to own or lease its properties and assets and the Corporation has all requisite corporate power and authority to carry out its obligations under this Agreement, the Subscription Agreements, the Warrant Indenture and the Compensation Option Certificates;

(b)	to the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation;

(c)

the Corporation has no subsidiaries or affiliates other than the Subsidiaries, and each Material Subsidiary and the Corporation’s direct and indirect holdings in each such Material Subsidiary are as set out in Part 1 of Schedule “B” and the Corporation beneficially owns, directly or indirectly, the percentage indicated therein of the issued and outstanding shares in the capital of the Material Subsidiaries which are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid shares and subject to no further call for contribution and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

(d)

each Subsidiary has been duly incorporated and is validly existing under the laws of its governing jurisdiction, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own or lease its properties and assets;

(e)

no Subsidiary (other than a Material Subsidiary) has any material assets or liabilities or is a party to any material agreement and no material revenues are booked through any Subsidiary (other than the Material Subsidiaries);

(f)

the Corporation does not beneficially own, or exercise control or direction over, 10% or more of the outstanding voting shares of any person, other than: (i) the Subsidiaries; and (ii) approximately 16.5% of the currently outstanding voting shares of Virginia Energy Resources Inc.;

(g)

all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture and the Compensation Option Certificates and the issuance of the Common Shares forming part of the Units, the Warrant Shares and the Compensation Shares and the completion of the transactions contemplated hereby, have been made or obtained, as applicable subject to certain specified conditions and exceptions contained in the Exchange Letter and the Corporation filing with the Securities Commissions, within 10 days from the date of the sale of the Units, a Form 45-106F1 prepared and executed in accordance with the Applicable Securities Laws and accompanied by the prescribed fees and fee checklist form, if any, the Corporation filing with the U.S. Securities and Exchange Commission a notice on Form D within 15 days after the first sale of Units in the United States and all amendments required to be filed as a result of subsequent sales of Units in the United States, and the Corporation filing within prescribed time periods any notices required to be filed with state securities authorities under applicable blue sky laws in connection with any securities sold pursuant to Rule 506 of Regulation D promulgated under the U.S. Securities Act;

(h)

the currently issued and outstanding Common Shares are listed and posted for trading on the Exchange and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the trading of any of the Corporation’s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Corporation, threatened;

(i)

the definitive form of certificate representing the Common Shares is in proper form under the laws of the Province of Ontario and complies with the requirements of the Exchange and does not conflict with the constating documents of the Corporation;

(j)

the audited consolidated financial statements of the Corporation for the fiscal year ended September 30, 2012 and the unaudited interim financial statements of the Corporation for the three and six month periods ended March 31, 2013 (collectively, the “Financial Statements”) (i) have been prepared in accordance with the requirements of the International Financial Reporting Standards (“IFRS”), consistently applied throughout the periods referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation as at such dates and results of operations of the Corporation for the periods then ended, and (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and there has been no change in accounting policies or practices of the Corporation since the date of the Financial Statements;

(k)

during the past three years, the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(l)

all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by each of the Corporation and the Subsidiaries have been paid; all tax returns, declarations, remittances and filings required to be filed by each of the Corporation and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading; to the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary;

(m)

the auditors of the Corporation who audited the consolidated financial statements of the Corporation for the fiscal year ended September 30, 2012 and who provided their audit report thereon are independent public accountants as required under Applicable Securities Laws;

(n)	there has never been a reportable disagreement (within the meaning of National Instrument 51-102 - Continuous Disclosure) with the present or former auditors of the Corporation;

(o)

each of the Corporation and the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(p)

each of the Corporation and the Subsidiaries has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” which the Corporation’s board of directors considers reasonable and appropriate in the Corporation’s circumstances and in accordance with the provisions of IFRS;

(q)

the audit committee of the Corporation is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators; each member of the audit committee is “independent” within the meaning of such instrument;

(r)

as at the Closing Date, except in respect of the Rights Plan and except for the Warrants, Compensation Options and as set forth in Schedule “C” to this Agreement, no holder of outstanding securities of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any of the Common Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

(s)

except as disclosed in the AIF and/or the MD&A, no legal or governmental proceedings are pending to which the Corporation or a Subsidiary is a party or to which any of their respective property is subject that would result individually or in the aggregate in a material adverse change in the operation, business or condition of the Corporation or any Subsidiary, and to the knowledge of the Corporation, no such proceedings have been threatened against or are contemplated with respect to the Corporation, a Subsidiary or any of their respective properties;

(t)

except as disclosed in the AIF and/or MD&A, each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business (including, without limitation, all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including, but not limited to relevant exploration and exploitation permits and concessions) and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a material adverse effect on the Corporation or any of the Subsidiaries;

(u)

the Corporation is a reporting issuer under the Applicable Securities Laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador; the Corporation is not in default in any material respect of any requirement of the Applicable Securities Laws of the Offering Jurisdictions nor is included in a list of defaulting reporting issuers maintained by the Securities Commissions. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted, no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering constitutes a material change;

(v)

the execution and delivery of each of this Agreement, the Subscription Agreements, the Warrant Indenture and the Compensation Option Certificates and the compliance with all provisions contemplated thereunder, the offering and sale of the Units and the issuance of the Common Shares and Warrants forming part of the Units and the Compensation Shares does not and will not:

(i)

require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party, except: (i) such as have been obtained; or (ii) such as may be required under the applicable by-laws, policies, regulations and prescribed forms of the Exchange;

(ii)	result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

	(1)	any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Corporation or any Subsidiary;

(2)

to the best of the Corporation’s knowledge, any statute, rule, regulation or law applicable to the Corporation or any Subsidiary, including, without limitation, the Applicable Securities Laws of the Offering Jurisdictions, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any Subsidiary; or

	(3)	any Material Agreement; and

(iii)

give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or any Subsidiary or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation or any Subsidiary or any of their respective properties;

(w)

upon the execution and delivery thereof, each of this Agreement, the Subscription Agreements, the Warrant Indenture and the Compensation Option Certificates shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(x)

at the Time of Closing, all necessary corporate action will have been taken by the Corporation to: (a) validly issue the Common Shares forming part of the Units as fully paid and non-assessable securities in the capital of the Corporation; (b) validly create, authorize and issue the Warrants and the Compensation Options; and (c) allot, reserve and authorize the issuance of the Warrant Shares and Compensation Shares, as fully paid and non-assessable securities in the capital of the Corporation upon the due exercise of the Warrants and the Compensation Options, as the case may be;

(y)

the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value, an unlimited number of preferred shares issuable in series and an unlimited number of Series A preferred shares, of which, as of June 12, 2013, 706,151,357 Common Shares are issued and outstanding as fully paid and non-assessable shares and no preferred shares are issued and outstanding;

(z)

all information which has been prepared by the Corporation relating to the Corporation and its business, property and liabilities and either publicly disclosed or provided to the Underwriters, including the Disclosure Documents and all financial, marketing, sales and operational information provided to the Underwriters are, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(aa)

the Corporation made available to the respective authors thereof prior to the issuance of the Technical Reports, for the purpose of preparing the Technical Reports, as applicable, all information requested, and to the knowledge of the Corporation, no such information contained any material misrepresentation as at the relevant time the relevant information was made available; the Corporation does not have any knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided since the dates that such information was so provided;

(bb)

the Technical Reports complied in all material respects with the requirements of NI 43- 101 as at the date of each such report; since the date of preparation of the Technical Reports there has been no change that would disaffirm or change any aspect of the Technical Reports in any material respect;

(cc)	the Corporation is in compliance with NI 43-101 in all material respects and has filed all technical reports required thereby;

(dd)

the mining concessions or equivalent thereof described in the Title Opinions constitute all of the mining concessions comprising the Material Properties and, to the knowledge of the Corporation, the Title Opinions are correct and complete in all respects on the date hereof;

(ee)

the Corporation has, and to the knowledge of the Corporation, the directors and officers of the Corporation have in all material respects answered every question or inquiry of the Underwriters and their counsel in connection with the Underwriters’ due diligence investigations fully and truthfully;

(ff)	the Corporation intends to use the proceeds of the Offering to fund exploration and development on its Material Properties and for general corporate purposes;

(gg)

except as contemplated hereby (including any selling agent retained by the Underwriters pursuant to subsection 2(b)), there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

(hh)

all disclosure filings required to be made by the Corporation pursuant to the Applicable Securities Laws have been made and such disclosure and filings were true and accurate as at the respective dates thereof and the Corporation has not filed any confidential material change reports;

(ii)

the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation and the Subsidiaries, taken as a whole;

(jj)

each of the Corporation and the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact of the Corporation or any Subsidiary or result in a material adverse change to the Corporation or any Subsidiary;

(kk)

there has not been and there is not currently any labour disruption or conflict which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Corporation or any Subsidiary;

(ll)

except as disclosed in the AIF and/or MD&A, neither the Corporation nor any Subsidiary has any loans or other indebtedness outstanding which have been made to any of their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them, other than inter-corporate loans made between the Corporation and one or more Subsidiaries, or between two Subsidiaries;

(mm)

except in relation to the: (i) public offering of convertible debentures of the Corporation completed on July 24, 2012; (ii) private placement offering of units of the Corporation completed on June 21, 2012; (iii) acquisition by the Corporation of the US mining division from Denison Mines Corp.; (iv) acquisition by the Corporation of Titan Uranium Inc.; and (v) loan advances made to Titan Uranium Inc. by Pinetree Resource Partnership, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous one year or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation and the Subsidiaries, taken as a whole;

(nn)

the Corporation maintains insurance covering the properties, operations, personnel and businesses of the Corporation and its Subsidiaries as the Corporation reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect the Corporation, its Subsidiaries and the business of the Corporation and its Subsidiaries; all such insurance is fully in force on the date hereof and will be fully in force on the Closing Date; the Corporation has no reason to believe that it will not be able to renew any such insurance as and when such insurance expires;

(oo)

except as disclosed in the AIF and/or MD&A, each of the Corporation and the Subsidiaries is in compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the “Hazardous Substances”) except where such non-compliance would not constitute an adverse material fact in respect of the Corporation or any Subsidiary or result in a material adverse change to the Corporation or any Subsidiary;

(pp)

except as disclosed in the AIF and/or MD&A, each of the Corporation and the Subsidiaries has obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the businesses currently carried on by the Corporation and the Subsidiaries and each Environmental Permit is valid, subsisting and in good standing and neither the Corporation nor the Subsidiaries is in material default or breach of any Environmental Permit and, to the knowledge of the Corporation, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(qq)

neither the Corporation nor any Subsidiary has used, except in compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(rr)

except as disclosed in the AIF and/or MD&A, each of the Corporation and the Subsidiaries (including, if applicable, any predecessor companies) has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law, and neither the Corporation nor any of the Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of non-compliance short of prosecution. Except as disclosed in the AIF and/or MD&A, there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or any Subsidiary, nor has the Corporation or any Subsidiary received notice of any of the same;

(ss)

except as disclosed in the AIF and/or MD&A, neither the Corporation nor any Subsidiary has received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. Neither the Corporation nor any Subsidiary has received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(tt)

the Material Properties are the only material properties in which the Corporation or any of the Subsidiaries has an interest; the Corporation and each of the Subsidiaries holds either freehold title, mining leases, mining concessions, mining claims, exploration permits, prospecting permits or participant interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which the Material Properties are located, in respect of the ore bodies and minerals located on the Material Properties in which the Corporation or any of the Subsidiaries has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or any of the Subsidiaries to explore for and exploit the minerals relating thereto, all leases or claims and permits relating to the Material Properties in which the Corporation or any of the Subsidiaries has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Corporation and each of the Subsidiaries has all necessary surface rights, access rights and other necessary rights and interests relating to the Material Properties in which the Corporation or any of the Subsidiaries has an interest granting the Corporation or any of the Subsidiaries the right and ability to explore for and exploit minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation and the Subsidiaries, as applicable, with only such exceptions as do not materially interfere with the use made by the Corporation or any of the Subsidiaries of the rights or interest so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in all material respects in the name of the Corporation or a Subsidiary; except as disclosed in the AIF and/or MD&A, neither the Corporation nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights thereof;

(uu)

the Corporation or the Subsidiaries hold direct interests in the Material Properties, as described in the AIF and/or MD&A (the “Project Rights”), free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no other property rights are necessary for the conduct of the business of the Corporation or any of the Subsidiaries as currently conducted; except as disclosed in the AIF and/or MD&A, the Corporation does not know of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights, under valid, subsisting and enforceable agreements or instruments, and all such agreements and instruments in connection with the Project Rights are valid and subsisting and enforceable in accordance with their terms;

(vv)

the Corporation and each of the Subsidiaries has identified all the material permits, certificates, and approvals (collectively, the “Permits”) which are or will be required for the exploration, development and eventual operation of the Material Properties, which Permits include but are not limited to environmental assessment certificates, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial and federal approvals; and the appropriate Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Corporation or the Subsidiaries; and neither the Corporation nor any of the Subsidiaries knows of any issue or reason why the Permits should not be approved and obtained in the ordinary course;

(ww)

all assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Corporation and the Subsidiaries in order to maintain their respective interests therein, if any, have been performed to date and the Corporation and each of the Subsidiaries has complied in all material respects with all applicable governmental laws, regulations and policies in this regard as well as with regard to legal, contractual obligations to third parties in this regard except in respect of mining claims and mining rights that the Corporation or any of the Subsidiaries intends to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a material adverse effect; all such mining claims and mining rights are in good standing in all material respects as of the date of this Agreement;

(xx)	the Corporation is in material compliance with NI 43-101 and the Corporation has filed all technical reports required thereby;

(yy)

all mining operations on the properties of the Corporation and the Subsidiaries have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with;

(zz)

there are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation or any Subsidiary except for ongoing assessments conducted by or on behalf of the Corporation or any Subsidiary in the ordinary course;

(aaa)

neither the Corporation nor any Subsidiary nor, to the knowledge of the Corporation, any director, officer, agent, employee or other person associated with or acting on behalf of the Corporation or any Subsidiary has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the Corruption of Foreign Officials Act (Canada), or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(bbb)

none of the Corporation, any of its Subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and the Corporation will not directly or indirectly use the proceeds of the Offering hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(ccc)

each of the Corporation and the Subsidiaries owns or has the right to use under license, sub-license or otherwise all material intellectual property used by the Corporation and the Subsidiaries in their respective business, including copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights, free and clear of any and all encumbrances and, without limiting the generality of the foregoing, the Corporation and the Subsidiaries own or have the exclusive right to use all databases, geological reports, maps and drill logs identified as having been acquired by the Corporation or the Subsidiaries in the Disclosure Documents; and

(ddd)	the Transfer Agent at its principal office in the City of Toronto, is the duly appointed registrar and transfer agent of the Corporation with respect to the Common Shares.

The Corporation acknowledges that the Underwriters and each of the Purchasers are relying upon such representations and warranties.

5.	Covenants of the Corporation

The Corporation hereby covenants to and with the Underwriters (on their own behalf and on behalf of the Purchasers) that:

(a)

the Corporation will use its commercially reasonable efforts to maintain its status as a reporting issuer not in default in each of the Offering Jurisdictions in which it is a reporting issuer or the equivalent for a period of twenty-four months from the Closing Date;

(b)	the Corporation will use its commercially reasonable efforts to maintain the listing of the Common Shares on the Exchange for a period of twenty-four months following the Closing Date;

(c)

the Corporation will ensure that the Common Shares forming part of the Units, the Warrant Shares and the Compensation Shares will be conditionally approved for listing on the Exchange upon their issue;

(d)

in the event any person acting or purporting to act for the Corporation establishes a claim from the Underwriters for any brokerage or agency fee in connection with the transactions contemplated herein, the Corporation shall indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof unless such claim is made by a selling agent appointed by the Underwriters pursuant to subsection 2(b);

(e)

without the prior written consent of Dundee on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, the Corporation agrees not to issue, agree to issue, or announce an intention to issue, or dispose of in any way, any Common Shares or any securities convertible into or exercisable for Common Shares (except in connection with the exchange, transfer, conversion or exercise of existing outstanding securities or existing commitments to issue Common Shares), until the date that is 120 days following the Closing Date. For greater certainty, the foregoing shall not restrict or prevent the Corporation from issuing securities in consideration for the acquisition of mineral property interests or securities of issuers which hold uranium property interests, including, without limitation, the transaction with Strathmore Minerals Corp. referred to in the Corporation’s news release dated May 24, 2013; and

(f)	the Corporation shall, as soon as practicable, use its commercially reasonable efforts to receive all necessary consents to the transactions contemplated herein.

6.	Conditions to Closing

The obligation of the Underwriters to purchase the Units on the Closing Date shall be subject to the following conditions, which conditions the Corporation covenants to exercise its commercially reasonable efforts to have fulfilled on or prior to the Time of Closing and which conditions may be waived in writing in whole or in part by the Underwriters:

(a)

the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Units to the Purchasers prior to the Time of Closing as herein contemplated, it being understood that the Underwriters shall do all that is reasonably required to assist the Corporation to fulfil this condition, subject to certain specified conditions and exceptions contained in the Exchange Letter and the Corporation filing with the Securities Commissions, within 10 days from the date of the sale of the Units, a Form 45-106F1 prepared and executed in accordance with the Applicable Securities Laws and accompanied by the prescribed fees and fee checklist form, if any, the Corporation filing with the U.S. Securities and Exchange Commission a notice on Form D within 15 days after the first sale of Units in the United States or for the account or benefit of a person in the United States or a U.S. Person and all amendments required to be filed as a result of subsequent sales of Units in the United States or for the account or benefit of a person in the United States or U.S. Persons, and the Corporation filing within prescribed time periods any notices required to be filed with state securities authorities under applicable state securities laws in connection with the sale of the Units pursuant to an exemption from such state securities laws, including without limitation any Units sold pursuant to Rule 506 of Regulation D promulgated under the U.S. Securities Act;

(b)

the Corporation’s board of directors shall have authorized and approved the execution and delivery of this Agreement and the Warrant Indenture, the acceptance of the Subscription Agreements, if any, the allotment, issuance and delivery of the Common Shares forming part of the Units, the creation and issuance of the Warrants and the Compensation Options and, upon the due exercise of the Warrants, and Compensation Options, the allotment, issuance and delivery of the Warrant Shares and Compensation Shares, as the case may be, and all matters relating thereto;

(c)	the Corporation shall have accepted one or more subscriptions for Units from the Purchasers;

(d)

the Underwriters shall have received opinions, dated the Closing Date, of the Corporation’s counsel, Borden Ladner Gervais LLP and local counsel in any other Canadian province or territory where the Units are sold (it being understood that such counsel may rely to the extent appropriate in the circumstance (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of the Corporation’s auditors or a public official) with respect to the following matters (with such opinions being subject to usual and customary assumptions and qualifications, including the qualifications set out below):

(i)

as to the incorporation and subsistence of the Corporation under the laws of the Province of Ontario and as to the corporate power of the Corporation to carry out its obligations under this Agreement and to issue the Common Shares forming part of the Units, the Warrants and the Compensation Securities;

(ii)	as to the authorized and issued capital of the Corporation;

(iii)

that the Corporation has all requisite corporate power and authority under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and to own or lease its properties and assets;

(iv)

that none of the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture, the performance by the Corporation of its obligations hereunder and thereunder, or the sale or issuance of the Common Shares forming part of the Units, the Warrants, the Warrant Shares and the Compensation Securities will conflict with or result in any breach of the articles or by-laws of the Corporation;

(v)

that each of this Agreement, the Subscription Agreements, the Warrant Indenture and the Compensation Option Certificates has been duly authorized and executed and delivered by the Corporation, and constitutes a valid and legally binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law;

(vi)	that the Common Shares forming part of the Units have been validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(vii)	that the Warrants and the Compensation Options have been duly and validly created and issued;

(viii)

that the Warrant Shares have been authorized and allotted for issuance to the Purchasers and, upon the issuance of the Warrant Shares following due exercise of the Warrants in accordance with the provisions of the Warrant Indenture and certificates representing the Warrants, the Warrant Shares will be validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(ix)

that the Compensation Shares have been authorized and allotted for issuance to the Underwriters and, upon the issuance of the Compensation Shares following due exercise of the Compensation Options in accordance with the respective terms thereof, the Compensation Shares will be validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(x)

that the issuance and sale by the Corporation of the Common Shares forming part of the Units and the Warrants to the Purchasers (other than United States Purchasers) and the issuance by the Corporation of the Compensation Options to the Underwriters are exempt from the prospectus requirements of the Applicable Securities Laws of the Offering Jurisdictions and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the Applicable Securities Laws of the Offering Jurisdictions to permit such issuance and sale;

(xi)

that the issuance of the Warrant Shares and Compensation Shares upon due exercise of the Warrants and Compensation Options, as the case may be, are exempt from the prospectus requirements of Applicable Securities Laws of the Offering Jurisdictions and that no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the Applicable Securities Laws of the Offering Jurisdictions to permit such issuance;

(xii)

that the first trade of the Common Shares forming part of the Units and the Warrants will be a “distribution” within the meaning of Applicable Securities Laws of the Offering Jurisdictions and subject to the prospectus requirements under the Applicable Securities Laws of the Offering Jurisdictions, unless such trade is otherwise exempt from the prospectus requirements under the Applicable Securities Laws of the Offering Jurisdictions, or unless the conditions set out in Section 2.5(2) of National Instrument 45-102 – Resale of Securities are satisfied;

(xiii)

that the first trade of the Warrant Shares and Compensation Shares to be issued upon the exercise of the Warrants and Compensation Options, as the case may be, will be a “distribution” within the meaning of Applicable Securities Laws of the Offering Jurisdictions and subject to the prospectus requirements under the Applicable Securities Laws of the Offering Jurisdictions, unless such trade is otherwise exempt from the prospectus requirements under the Applicable Securities Laws of the Offering Jurisdictions, or unless the conditions set out in Section 2.5(2) of National Instrument 45-102 – Resale of Securities are satisfied;

(xiv)	that the Offering has been conditionally accepted by the Exchange; and

(xv)	as to such other matters as the Underwriters’ legal counsel may reasonably request prior to the Time of Closing;

(e)

the Underwriters shall have received favourable legal opinions by local counsel in the jurisdiction of incorporation of each Material Subsidiary, in form and substance satisfactory to the Underwriters, acting reasonably, dated the Closing Date and with respect to the following matters:

	(i)	the incorporation and existence of the Material Subsidiary under the laws of its jurisdiction of incorporation;

	(ii)	as to the registered ownership of the issued and outstanding shares of the Material Subsidiary; and

(iii)

that the Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own or lease its properties and assets;

(f)

if any of the Purchasers are in the United States, the Underwriters shall have received a legal opinion from Dorsey & Whitney LLP, United States counsel for the Corporation, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, that the initial sale of the Units in the United States is not required to be registered under the U.S. Securities Act;

(g)

the Underwriters shall have received an incumbency certificate dated the Closing Date including specimen signatures of the President and Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(h)

the Underwriters shall have received a certificate, dated the Closing Date, of the President and Chief Executive Officer and the Chief Financial Officer of the Corporation (or such other officer or officers of the Corporation acceptable to the Underwriters, acting reasonably), to the effect that, to their knowledge, information and belief, after due enquiry and without personal liability:

(i)

the representations and warranties of the Corporation in this Agreement are true and correct in all respects as if made at and as of the Time of Closing and the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all respects at or prior to the Time of Closing;

(ii)

no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Units or securities underlying the Units in any of the Offering Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending;

	(iii)	the constating documents of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(iv)

the minutes or other records of various proceedings and actions of the Corporation’s board of directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

	(v)	since September 30, 2012, there has been no material adverse change in the business, affairs, operations, assets, liabilities or capital of the Corporation;

(vi)

none of the documents filed with applicable securities regulatory authorities since September 30, 2012 contained a misrepresentation as at the time the relevant document was filed that has not since been corrected; and

	(vii)	as at the close of business on June 12, 2013, there were 706,151,357 Common Shares issued and outstanding;

(i)

the Corporation shall not have received any notice from the Exchange that the Common Shares comprising the Units, Warrant Shares and Compensation Shares shall not be accepted for listing on the Exchange;

(j)

contemporaneously with Closing, each of the Corporation’s directors and officers will enter into agreements on terms and conditions satisfactory to the Underwriters, acting reasonably, in which they will covenant and agree that they will not, for a period of 120 days from the Closing, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Corporation held by them, directly or indirectly, unless they first obtain the prior written consent of Dundee, on behalf of the Underwriters, which consent will not be unreasonably withheld or delayed.

(k)	that final acceptance of the Offering by the Exchange is subject only to the fulfilment of such other conditions of the Exchange as set out in the Exchange Letter;

(l)

the Underwriters shall have conducted all due diligence inquiries and investigations and not identified any material adverse changes or misrepresentations or any items materially adversely affecting the Corporation’s affairs which exist as of the date hereof but which have not been widely disseminated to the public;

(m)

the Underwriters shall have received confirmation from the Corporation that the Corporation is not on the defaulting issuer’s list (or equivalent) maintained by the Securities Commissions in the Offering Jurisdictions in which the Corporation is a reporting issuer; and

(n)	the Underwriters shall not have exercised any rights of termination set forth in Section 9.

The Corporation agrees that the conditions contained in this Section 6 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its best efforts to cause all such conditions to be complied with. The Corporation further agrees that all representations, warranties, covenants and other terms of this Agreement shall be and shall be deemed to be conditions, and any breach or failure to comply with any of them will entitle any of the Underwriters to terminate its obligations to purchase the Units, by written notice to that effect given to the Corporation at or prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of the Underwriters.

The Corporation agrees that the aforesaid legal opinions and certificate to be delivered at the Time of Closing will be addressed to the Underwriters, the Underwriters’ counsel and the Purchasers and that the Underwriters may deliver copies thereof to such persons.

7.	Conflict of Interest

The Corporation acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

8.	Fiduciary

The Corporation hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the offer and sale of the Units. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such offer and sale of the Corporation’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including but not limited to any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Corporation and the Underwriters have not, and the Underwriters will not assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Underwriters have advised or are currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any breach or alleged breach of any fiduciary duty to the Corporation in connection with the transactions contemplated by this Agreement.

9.	Termination of Obligations

If at any time before the Time of Closing:

(a)

there shall have occurred any material adverse change (actual, intended, anticipated or threatened) or the Underwriters shall have discovered any previously undisclosed adverse material fact in relation to the Corporation, which, in the sole opinion of the Underwriters (or any of them), prevents or restricts trading in or the distribution of the Units or securities underlying the Units or materially adversely affects or would reasonably be expected to materially adversely affect the market price or value of the Units or securities underlying the Units;

(b)

there shall have occurred any change in the applicable securities laws of any province of Canada or any inquiry, investigation or other proceeding is made by a securities regulatory authority or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Corporation or any of its securities which, in the sole opinion of the Underwriters (or any of them), prevents or restricts trading in or the distribution of the Units or securities underlying the Units or materially adversely affects or would reasonably be expected to materially adversely affect the market price or value of the Units or securities underlying the Units;

(c)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe, war or act of terrorism of national or international consequence or any law or regulation which, in the sole opinion of the Underwriters (or any of them), seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation;

(d)

a cease trading order with respect to any securities of the Corporation is made by any Securities Commission or other competent authority by reason of the fault of the Corporation or its respective directors, officers and agents and such cease trading order has not been rescinded within 24 hours;

(e)

the Corporation is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false in any material respect; or

(f)	the Corporation receives notice from the Exchange that the Common Shares forming part of the Units, the Warrant Shares or the Compensation Shares shall not be accepted for listing on the Exchange,

the obligations of the Underwriters contained in this Agreement may be terminated by the Underwriters (or any of them) in their sole discretion.

Any termination pursuant to the foregoing provisions shall be effected by notice in writing delivered by the Underwriters to the Corporation at its address as herein set out. Notwithstanding the giving of any notice of termination hereunder, the expenses agreed to be paid by the Corporation shall be paid by the Corporation as herein provided and the obligations of the Corporation under Sections 11, 12 and 13 shall survive.

In the event of a termination pursuant to and in accordance with the provisions hereof and notice having been given, as aforesaid, there will be no further liability on the part of the Underwriters or the Corporation under this Agreement, except in respect of any liability which may have arisen or may thereafter arise pursuant to Sections 11, 12 and 13. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

10.	Closing

Closing will be completed at the offices of Borden Ladner Gervais LLP, Scotia Plaza, 40 King Street West, Toronto, Ontario, or such other place or places as may be agreed upon by the Corporation and the Underwriters, at the Time of Closing, provided that if the Corporation has not been able to comply with any of the conditions to Closing set forth under “Conditions to Closing” prior to the Time of Closing, the Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which, the respective obligations of the parties will terminate without further liability or obligation except as set out under Sections 11, 12 and 13.

At the Time of Closing, the Corporation shall deliver to the Underwriters:

(a)	certificates, duly registered as the Underwriters may direct, representing the Common Shares forming part of the Units,

(b)	certificates, duly registered as the Underwriters may direct, representing the Warrants;

(c)	Compensation Option Certificates, duly registered as the Underwriters may direct, representing the Compensation Options;

(d)	the requisite legal opinions and certificates as contemplated in Section 6;

(e)

a direction addressed to the Underwriters directing the Underwriters to pay the Gross Proceeds less the Underwriting Fee and the reasonable out-of-pocket expenses of the Underwriters including the fees and disbursements of counsel to the Underwriters; and

(f)	such further documentation as may be contemplated herein,

against payment of the purchase price for the Units by certified cheque, bank draft or wire transfer to the Corporation as contemplated herein.

11.	Expenses

Whether or not the Closing occurs, the Corporation shall pay all costs and expenses of or incidental to the Offering, including, without limitation, the costs and filing fees with respect to the private placement of the Units, the listing of the Common Shares, the Warrant Shares and the Compensation Shares on the Exchange, the cost of printing the certificates representing the Common Shares, Warrant Shares and Compensation Shares, the cost of registration and delivery of such certificates and the fees and expenses of the Corporation’s auditors, counsel and local counsel. The reasonable fees of the Underwriters’ legal counsel and consultants (up to a maximum of $50,000 (excluding applicable taxes and disbursements)) and the Underwriters’ reasonable out-of-pocket expenses shall be paid at Closing by the Corporation to the Underwriters upon written direction from the Underwriters as to such costs and expenses in a form acceptable to the Corporation, acting reasonably.

12.	Indemnity

(a)

The Corporation (the “Indemnitor”) agrees to indemnify and hold harmless the Underwriters and each of their respective its affiliates, and each of their respective directors, officers, employees and agents (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), to the full extent lawful, from and against all expenses, losses, claims, actions, damages and liabilities, joint or several, of any nature (including the reasonable fees and expenses of their respective counsel and other expenses, but not including any amount for lost profits) (collectively, “Losses”) that are incurred in investigating, defending and/or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based upon, directly or indirectly, this Agreement or otherwise in connection with the matters referred to in the Letter Agreement, together with any Losses that are incurred in enforcing this indemnity.

(b)

This indemnity shall not be available to an Indemnified Party in respect of Losses incurred where a court of competent jurisdiction in a final judgment that has become non- appealable determines that such Losses resulted solely from the gross negligence or willful misconduct of the Indemnified Party.

(c)

The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of the this Agreement or otherwise in connection with the matters referred to in the Letter Agreement, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Indemnitor as they occur.

(d)

The Underwriters will notify the Indemnitor promptly in writing after receiving notice of an action, suit, proceeding or claim against an Underwriter or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, stating the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability under this indemnity which the Indemnitor would otherwise have incurred had the Underwriter not so delayed in giving, or failed to give, the notice required hereunder.

(e)

The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to the Underwriters. Upon the Indemnitor notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is not assumed by the Indemnitor, the Indemnified Parties, throughout the course thereof, shall provide copies of all relevant documentation to the Indemnitor, shall keep the Indemnitor advised of the progress thereof and shall discuss with the Indemnitor all significant actions proposed. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

(f)

Notwithstanding the foregoing paragraph, any Indemnified Party shall have the right, at the Indemnitor’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (i) the employment of such counsel has been authorized by the Indemnitor; or (ii) the Indemnitor has not assumed the defence and employed counsel therefore promptly after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf) or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor shall not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Indemnitor shall not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

(g)	No admission of liability and no settlement of any Claim shall be made by the Indemnitor without the prior written consent of the Indemnified Parties affected.

(h)

The Indemnitor hereby acknowledges that the Underwriters act as trustee for the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(i)

The indemnity and contribution obligations of the Indemnitor hereunder shall be in addition to any liability which the Indemnitor may otherwise have (including under this Agreement or otherwise in connection with the matters referred to in the Letter Agreement), shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any other Indemnified Party. The foregoing provisions shall survive any termination of this Agreement.

13.	Contribution

If for any reason (other than a determination as to gross negligence or willful misconduct referred to in subparagraph 12(b)) the indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the Losses paid or payable by an Indemnified Party as a result of such Claim, the amount (if any) equal to: (i) such amount paid or payable, minus (ii) the amount of the fees received by the Indemnified Party, if any, under this Agreement.

14.	Underwriters’ Obligations

The Underwriters’ obligations under this Agreement shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages (“Relevant Proportions”):

Dundee Securities Ltd.	77.5%
Haywood Securities Inc.	17.5%
Cantor Fitzgerald Canada Corporation	5.0%

If any Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Units which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Units which would otherwise have been purchased by such Refusing Underwriter. If the Continuing Underwriters do not elect to purchase the balance of the Units pursuant to the foregoing:

(a)	the Continuing Underwriters shall not be obliged to purchase any of the Units that any Refusing Underwriter is obligated to purchase; and

(b)	the Corporation shall not be obliged to sell less than all of the Units,

and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of Sections 11, 12 and 13. Nothing in this Agreement shall oblige any U.S. Affiliate to purchase any Units. Notwithstanding the foregoing, the Refusing Underwriters shall not be entitled to the benefit of the provisions of Sections 11, 12 and 13 following such termination.

15.	Notice

Any notice or other communication to be given by delivery or by facsimile hereunder shall, in the case of notice to the Corporation, be addressed to the Corporation at the address appearing on page 1 of this Agreement, Attention: Stephen P. Antony, President and Chief Executive Officer, Fax No. (303) 974-2141, and in the case of notice to the Underwriters:

Dundee Securities Ltd.
1 Adelaide Street East, Suite 2000
Toronto, Ontario M5C 2V9

Attention:	Aaron Unger
Fax:	(416) 849-1380

Haywood Securities Inc.
200 Burrard Street, Suite700
Vancouver, British Columbia V6C 3L6

Attention:	Kevin Campbell
Fax:	(604) 697-7495

Cantor Fitzgerald Canada Corporation
181 University Avenue, Suite 1500
Toronto, Ontario M5H 3M7

Attention:	Laurence Rose
Fax:	(416) 350-2985

With a copy (for information purposes only and not constituting notice)
to:

Heenan Blaikie LLP
Bay Adelaide Centre
333 Bay Street, Suite 2900
Toronto, Ontario M5H 2T4

Attention:	Corey MacKinnon
Fax:	(416) 360-8425

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being faxed and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or facsimile number.

16.	Public Announcements

If the Underwriters so request, the Corporation shall include a reference to the Underwriters and their role in the Offering in any press release or other public communication issued by the Corporation related to the Offering. The Corporation shall provide the Underwriters with a reasonable opportunity to review a draft of any proposed announcement and an opportunity to provide comments thereon. Provided the Offering is completed and the Underwriters are not in breach of any material provision of this Agreement, the Underwriters shall be permitted to publish, at their own expense, such advertisements or announcements relating to the services provided in respect of the Offering in such newspapers or other publications as the Underwriters considers appropriate.

17.	Time of the Essence

Time shall be of the essence of this Agreement and every part hereof.

18.	Further Assurances

Each of the parties hereto shall cause to be done all such acts and things or execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purposes of carrying out the provisions and intent of this Agreement.

19.	Assignment

Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Corporation and the Underwriters and each of their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Corporation set out under the heading “Indemnity” shall also be for the benefit of the Underwriters’ Personnel.

20.	Counterpart Provision

This Agreement may be executed in any number of counterparts, each of which when delivered shall be deemed to be an original and all of which together shall constitute one and the same document.

21.	Entire Agreement

The provisions herein contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties including, but not limited to, the Letter Agreement, with respect to the subject matter hereof whether verbal or written.

22.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

23.	Survival of Warranties, Representations, Covenants and Agreements

All warranties, representations, covenants, indemnities and agreements of the Corporation and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Purchasers of the Units and shall continue in full force and effect for the benefit of the Underwriters and/or the Corporation for a period of two years from the Closing Date.

24.	Language

The parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.

Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.

25.	Facsimile

The Corporation and the Underwriters shall be entitled to rely on delivery by facsimile or portable document format of an executed copy of this Agreement and acceptance by the Corporation and the Underwriters of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Underwriters in accordance with the terms of this Agreement.

26.	Acceptance

If this letter accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this Agreement to the Underwriters.

[REMAINDER OF PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

Yours very truly,

DUNDEE SECURITIES LTD.

Per:	(Signed) “David G. Anderson”
Authorized Signing Officer

HAYWOOD SECURITIES INC.

Per:	(Signed) “Kevin Campbell”
Authorized Signing Officer

CANTOR FITZGERALD CANADA CORPORATION

Per:	(Signed) “Laurence Rose”
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

ENERGY FUELS INC.

Per:	(Signed) “Graham Moylan”
Authorized Signing Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	“Accredited Investor” means an accredited investor that satisfies one or more of the criteria set forth in Rule 501(a) of Regulation D;

(b)

“Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units and includes the placement of any advertisement in a publication “with a general circulation in the United States”, as such phrase is defined in Rule 902(c) of Regulation S, that refers to the offering of the Units;

(c)

“Foreign Issuer” shall have the meaning ascribed thereto in Rule 902(e) Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(d)

“General Solicitation” or “General Advertising” means “general solicitation” or “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in other any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(e)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(f)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(g)	“SEC” means the U.S. Securities and Exchange Commission;

(h)	“Securities” means units of the Corporation comprised of one Common Share and one- half of one Warrant;

(i)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

(j)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(k)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(l)	“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S; and

(m)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

All other capitalized terms used but not defined in this Schedule “A” shall have the meaning assigned to them in the Agreement to which this Schedule is attached.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters acknowledges that none of the Securities, the Warrant Shares and the Compensation Shares have been nor will be registered under the U.S. Securities Act or any applicable state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act or any applicable state securities laws. Accordingly, each of the Underwriters represents, warrants and covenants to the Corporation on its own behalf and on behalf of their respective U.S. broker dealer affiliate as of the date of the Agreement and as of the Closing Date that:

1.

It has not offered or sold, and will not offer or sell, any Securities except (a) outside the United States in an offshore transaction in accordance with Rule 903 of Regulation S or (b) within the United States as provided in paragraphs 2 through 17 below. Accordingly, neither the Underwriters, their respective affiliates nor any persons acting on their behalf, has made or will make (except as permitted in paragraphs 2 through 17 below) (i) any offer to sell or any solicitation of an offer to buy, any Securities to, or for the benefit or account of, any person in the United States or a U.S. Person, (ii) any sale of Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or the Underwriters, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States and not a U.S. Person, or (iii) any Directed Selling Efforts with respect to the Common Shares, Warrants and Warrant Shares. Terms used and not otherwise defined in this paragraph have the meanings given to them by Regulation S.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each such affiliate and selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to the Underwriters as if such provisions applied to such affiliate or selling group member.

3.

All offers and sales of Securities in the United States or for the account or benefit of a person in the United States or a U.S. Person shall be made on behalf of the Underwriters by affiliates of the Underwriters that are duly registered with the U.S. Securities and Exchange Commission as broker-dealers pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or are made (unless exempted from the respective state’s broker-dealer registration requirements) and are members in good standing of the Financial Industry Regulatory Authority, Inc. (the “U.S. Affiliates”).

4.

Offers and sales of Securities in the United States or for the account or benefit of a person in the United States or a U.S. Person shall not be made (i) by any form of General Solicitation or General Advertising or (ii) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.

Any offer or solicitation of an offer to buy Securities that has been made or will be made in the United States or for the account or benefit of a person in the United States or a U.S. Person was or will be made only to Accredited Investors by the Underwriters through the U.S. Affiliates, and in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws or regulations.

6.

The Underwriters acting through the U.S. Affiliates may offer the Securities in the United States or for the account or benefit of a person in the United States or a U.S. Person only to offerees with respect to which the Underwriters or the U.S. Affiliates have a pre-existing relationship and, immediately prior to soliciting offerees, have reasonable grounds to believe, and do believe, are Accredited Investors.

7.

At least one business day prior to the Time of Closing, the Underwriters will provide the Corporation with a list of all purchasers of the Securities in the United States or who are purchasing for the account or benefit of a person in the United States or a U.S. Person.

8.

The Underwriters will inform, and cause the U.S. Affiliates to inform, all purchasers of the Securities in the United States or for the account or benefit of a person in the United States or a U.S. Person that the Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and are being sold to them pursuant to a transaction exempt from registration under the U.S. Securities Act or applicable state securities laws.

9.

The Underwriters agree that at the Time of Closing, each of them, together with their respective U.S. Affiliates, if applicable, will provide a certificate, substantially in the form of Annex I to this Schedule “A”, relating to the manner of the offer of the Securities in the United States or for the account or benefit of a person in the United States.

10.

Prior to any sale of Securities in the United States or for the account or benefit of a person in the United States or a U.S. Person, each United States Purchaser will execute a U.S. Accredited Investor Certificate attached to the Subscription Agreement with respect to its purchase of the Securities.

11.

Neither the Underwriters, their respective affiliates, nor any person acting on their behalf (other than the Corporation, its affiliates and any person acting on their behalf as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Securities Act in connection with the offer and sale of the Securities.

12.

The Underwriters, their respective affiliates and sub-agent (if any) shall use their respective reasonable best efforts to solicit subscriptions for and to offer the Securities for sale and will do so only pursuant to the terms of this Agreement and in compliance with all Applicable Securities Laws or equivalent legislation of each Offering Jurisdiction in which Purchasers are solicited in connection with the Offering.

13.

The Underwriters, their respective affiliates and sub-agent (if any) will not solicit offers to purchase or sell Securities so as to require registration thereof or filing of a prospectus, registration statement or offering memorandum or other comparable document with respect thereto under the laws of any jurisdiction.

14.

The Underwriters, their respective affiliates and sub-agent (if any) will obtain from each Purchaser an executed agreement in the form of the applicable Subscription Agreement, as amended or supplemented.

15.

The Underwriters, their respective affiliates and sub-agent (if any) will refrain from advertising the Offering in printed media of general and regular paid circulation, radio, television, internet or any other medium directed at or accessible to the general public.

16.

The Underwriters, their respective affiliates and sub-agent (if any) will not, in connection with the Offering, make any representation or warranty with respect to the Securities or the Corporation in connection with sales made other than as contemplated herein or the Subscription Agreements.

17.

The Underwriters have good and sufficient right and authority to enter into this Agreement and complete the transactions to be completed by them under this Agreement on the terms and conditions set forth herein.

18.	Each of the Underwriters is an “accredited investor” as that term is defined in National Instrument 45-106.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that as of the date of the Agreement and as of the Closing Date that:

1.

The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest in its common shares or the Securities and is not required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended.

2.

Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

3.

Except with respect to sales to Accredited Investors hereunder in reliance upon an exemption from registration under the U.S. Securities Act provided by Rule 506 of Regulation D, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Securities to a person in the United States; or (B) any sale of Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States, or (ii) the Corporation and any person acting on its behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation is made) reasonably believe that the purchaser is outside the United States.

4.

Neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made), has made or will make any Directed Selling Efforts, or has taken or will take any action that would cause the exclusion afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities pursuant to this Agreement.

5.

None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation, warranty, covenant or agreement is made) have (i) engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Securities in the United States, or (ii) undertaken any activity in a manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.

The Corporation has not sold, offered for sale or solicited any offer to buy, and will not, during the period beginning six months prior to the start of the offering of Securities and ending six months after the completion of the offering of Securities sell, offer for sale or solicit any offer to buy any of its common shares in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Rule 506 of Regulation D to be unavailable with respect to offers and sales of the Securities pursuant to this Schedule “A”.

7.

The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Securities.

8.

None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

ANNEX I TO SCHEDULE “A”

UNDERWRITERS CERTIFICATE

In connection with the private placement in the United States of the common shares (the “Units”) of Energy Fuels Inc. (the “Corporation”) pursuant to the Underwriting Agreement dated June 13, 2013 between the Corporation, Dundee Securities Ltd., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation (the “Underwriting Agreement”), the undersigned do hereby certify as follows:

(i)

[U.S. broker-dealer affiliate] is duly registered as a broker or dealer with the U.S. Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority, Inc. (“FINRA”) and is a member of, and in good standing with FINRA on the date hereof;

(ii)

immediately prior to offering Units to offerees in the United States or for the account or benefit of a person in the United States or a U.S. Person, we had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor under the U.S. Securities Act and, on the date hereof, we continue to believe that each such offeree purchasing Units through us is an Accredited Investor;

(iii)

no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States or for the account or benefit of a person in the United States or a U.S. Person;

(iv)	we did not make any directed selling efforts (as defined in Regulation S under the U.S. Securities Act) in the United States with respect to the Common Shares, Warrants and Warrant Shares;

(v)

all offers and sales of Units in the United States or for the account or benefit of a person in the United States or a U.S. Person have been effected in accordance with all applicable U.S. state and federal laws governing the registration and conduct of brokers and dealers;

(vi)	no written material was used in connection with the offer or sale of the Units in the United States or for the account or benefit of a person in the United States or a U.S. Person;

(vii)

the offering of the Units in the United States or for the account or benefit of a person in the United States or a U.S. Person has been conducted by us in accordance with the Underwriting Agreement including Schedule “A” thereto; and

(viii)

prior to any sale of Units in the United States or for the account or benefit of a person in the United States or a U.S. Person, we caused each purchaser in the United States to execute a Subscription Agreement (including a U.S. Accredited Investor Certificate) in the form agreed between the Corporation and the Underwriters.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule “A’ thereto, unless defined herein.

DATED this ______day of June, 2013.

[UNDERWRITER]	[U.S. BROKER-DEALER AFFILIATE]

By: _________________________________	By: ___________________________________
Authorized Signing Officer	Authorized Signing Officer

SCHEDULE “B”

SUBSIDIARIES

PART 1 – MATERIAL SUBSIDIARIES

Name	Jurisdiction	Percentage Ownership
		(direct and indirect)
Magnum Uranium Corp.	British Columbia	100%
Titan Uranium Inc.	Canada	100%
Uranium Power Corp.	British Columbia	100%
White Canyon Uranium Limited	Australia	100%
Energy Fuels Holdings Corp.	Delaware	100%
Magnum Minerals USA Corp.	Nevada	100%
Energy Fuels Wyoming Inc.	Nevada	100%
Energy Fuels Resources Corporation	Colorado	100%
Energy Fuels Resources (USA) Inc.	Delaware	100%
EFR White Mesa LLC	Colorado	100%
EFR Henry Mountains, LLC	Colorado	100%
EFR White Canyon Corp.	Colorado	100%
EFR Colorado Plateau, LLC	Colorado	100%
EFR Arizona Strip, LLC	Colorado	100%

PART 2 – NON-MATERIAL SUBSIDIARIES

Name	Jurisdiction	Percentage Ownership
		(direct and indirect)
Arizona Strip Partners LLC	Delaware	100%
Arizona Strip Resources JV, LLC	Delaware	50%
West Lisbon LLC	Delaware	50%
Colorado Plateau Partners LLC	Delaware	100%
EFR Properties LLC	Colorado	100%

SCHEDULE “C”

LIST OF CONVERTIBLE SECURITIES

Security	Expiry Date	Exercise Price	Number of Common Shares Issuable
Options	4 February 2014	$0.35	600,000
	17 July 2014	$0.35	450,000
	22 October 2014	$0.35	150,000
	21 June 2015	$0.155	12,500
	13 July 2015	$0.20	895,000
	21 July 2015	$0.17	12,500
	5 August 2015	$0.30	900,000
	18 October 2015	$0.62	75,000
	10 November 2015	$0.71	50,000
	13 April 2016	$0.51	1,660,000
	7 March 2017	$0.31	6,471,000
	13 August 2017	$0.23	2,688,000
	1 September 2017	$0.23	600,000
	17 September 2017	$0.23	100,000
	27 August 2017	$0.23	3,325,000
	27 August 2017	$0.23	10,000,000
	27 August 2017	$0.23	500,000
	1 September 2017	$0.23	625,000
	25 January 2016	$0.18	50,000
	10 May 2018	$0.14	300,000
Agreement to grant options(1)	To be determined	To be determined	1,000,000
Total Number of Options			30,464,000

Warrants	31 March 2015	$0.65	11,500,000
	3 August 2013	$0.31	340,000
	22 June 2015	$0.27	17,750,250
Total Number of Warrants			29,590,250

Common Shares issuable upon Conversion of convertible debentures of the Corporation	30 June 2017	$0.30	73,333,334

Common Shares issuable in connection with the arrangement involving Strathmore Minerals Corp. (the “Strathmore Arrangement”) (2)			201,312,021

Notes:

(1)

Up to 1,000,000 options to be issued with an exercise price equal to the market price on the date of issue to be granted upon satisfactory completion of certain events per an advisory agreement dated October 2012.

(2)

In addition to the foregoing, a completion fee of $600,000 is payable to the Corporation’s financial advisors upon completion of the Strathmore Arrangement, which fee is payable in Common Shares at a price equal to the five day volume weighted average price of the Common Shares as of the date of completion of the Strathmore Arrangement, pursuant to a financial advisory engagement agreement dated March 13, 2013.